Exhibit 99.1

36Kr Holding Inc. Announces Changes to Board of Directors

BEIJING, March. 6, 2024 /PRNewswire/ -- 36Kr Holdings Inc. ("36Kr" or the "Company" or "We") (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced that Mr. Hao Lan has resigned from the board of directors of the Company (the "Board") due to personal reasons, effective March 6, 2024. Ms. Lin Wei, the Company's chief financial officer, has been appointed as director of the Company to succeed Mr. Hao Lan, effective immediately.

The Board would like to extend its sincere gratitude to Mr. Lan for his dedicated service throughout the years and express its best wishes for his future endeavors. Meanwhile, the Board welcomes Ms. Wei as director and looks forward to ever-closer collaboration as the Company navigates future opportunities ahead.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.
Investor Relations
Tel: +86 (10) 8965-0708
E-mail:  ir@36kr.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail:  36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  36Kr@tpg-ir.com